Exhibit 22

SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

As of 30 June 2026, AngloGold Ashanti plc (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	3.375% Notes due 2028
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040